SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 12B-25
                                                 Commission File Number 0-1298

                          NOTIFICATION OF LATE FILING

      (Check One):
|X| Form 10-K    |_| Form 11-K    |_| Form 20-K    |_| Form 10-Q  |_| Form N-SAR

      For Period Ended:       DECEMBER 31, 1997

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K
      For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant     ADVANCED TECHNICAL PRODUCTS, INC.

Address of principal executive office (STREET AND NUMBER):
 3353 PEACHTREE ROAD, SUITE 920
City, state and zip code ATLANTA, GEORGIA 30326

                                    PART II
                            RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate.)

            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [X]   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            As of December 31, 1997, Advanced Technical Products, Inc. (the "Registrant") was in default under certain covenants contained in a certain Loan and Security Agreement (the "Loan Agreement") with Fleet Capital Corporation, its primary lender ("Fleet"). Because of such default, the Registrant was required to reclassify the indebtedness related to borrowings under the Loan Agreement from long-term to short-tem debt on the Registrant's financial statements, which reclassification could not be completed prior to the deadline for the filing of the Registrant's Annual Report on Form 10-K without unreasonable effort or expense. In order to prevent such reclassification, the Registrant was required to obtain a waiver of the defaults from Fleet or refinance all of the Registrant's credit facilities. The Registrant was not able to obtain a satisfactory waiver from Fleet, and could not complete the refinancing in time for the timely filing the Registrant's Annual Report on Form 10-K without unreasonable effort or expense. The refinancing was completed on March 31, 1998, after the deadline for electronically filing the Registrant's Annual Report on Form 10-K. The Registrant will file its Annual Report on Form 10-K on or before April 15, 1998.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             GARRETT L. DOMINY                     (404) 231-7272
                  (Name)                        (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X|Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               |_| Yes  |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        ADVANCED TECHNICAL PRODUCTS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   APRIL 1, 1998       By /s/GARRETT L. DOMINY
                                 Garrett L. Dominy, Executive Vice President and Chief Financial Officer

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).